September 19, 2014

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Demandware, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
SEC File No. 001-35450

Dear Mr. Gilmore:

Set forth below, please find the response of Demandware, Inc. (the “Company”) to the comments regarding the above referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in the Staff’s letter to the Company dated September 8, 2014. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.	It appears that you have not amended your Item 5.07 Form 8-K filed May 29, 2013 to report your decision regarding the frequency of say-on-pay votes nor included such information in a subsequently filed periodic report. This information is generally required to be filed within 150 calendar days after the shareholder meeting. Please advise. Refer to Item 5.07(d) of Form 8-K and Exchange Act Form 8-K Compliance and Disclosure Interpretation Question 121A.04, available on our website.

Response:	The Company has, upon notification by the Staff that an amended Form 8-K had not been filed pursuant to Item 5.07(d) of Form 8-K, filed an amendment to its Form 8-K filed on May 29, 2013 to disclose its determination to hold a say-on-pay vote on an annual basis, as recommended by the Company and approved by its stockholders.

2.	Please tell us how you considered the impact of management’s failure to timely provide the information required by Item 5.07(d) of Form 8-K in reaching the conclusion that as of December 31, 2013 your disclosure controls and procedures were effective. This also applies to the effectiveness conclusions disclosed in your Forms 10-Q for the quarters ended March 31 and June 30, 2014. Further, explain why you believe that you are eligible to continue to use Form S-3 given that you do not appear to be timely or current with respect to your reporting obligations. See General Instruction I.A.3 to Form S-3.

5 Wall Street Burlington, MA 01803  |  www.demandware.com  |  T: +1 888 553 9216  |  F: 781 425 1500

Response:	The Company’s failure to file the Form 8-K/A until notification of the failure by the Staff was an unintentional omission and resulted from a misunderstanding by the Company as to its dual reporting requirements and the need to disclose the Company’s determination as to frequency of the say on pay vote in addition to reporting the stockholder vote approving the Company’s recommendation as to frequency of the say on pay vote itself on an 8-K. The Company notes that, in fact, it did timely report the results of the stockholder vote on a Form 8-K, which favored an annual frequency as recommended by the Company, and that it also reported its determination to hold a vote on an annual basis in its proxy statement for its 2014 annual meeting. Except for the Form 8-K/A relating to this matter, the Company has otherwise timely filed all reports that it has been required to file under the Securities Exchange Act of 1934, as amended, since it first became an SEC registrant in March 2012. In light of the facts that the Company has made all other required filings on a timely basis, that the Company has at all relevant times had an internal disclosure committee which meets at least quarterly, that it has maintained a disclosure checklist and has periodically circulated the disclosure checklist to its internal disclosure committee, that the Company has enhanced its internal compliance program with an additional in-house attorney and an internal auditor, that the Company did in fact adopt the annual frequency approved by stockholders, which had been recommended by the Company, that the Company did in fact timely file a Form 8-K reporting the results of the shareholder vote, and that the required Form 8-K/A was filed prior to its Quarterly Report on Form 10-Q for the quarter ending September 30, 2014, the Company respectfully submits that its prior conclusions as to the effectiveness of its disclosure controls and procedures were accurate in all material respects and that an amendment to its previous Annual Report on Form 10-K and Quarterly Reports on Form 10-Q is not necessary.

With regard to the Company’s eligibility to continue to use its Form S-3, the Company acknowledges that the Company will not be eligible to use Form S-3 until November 1, 2014, which is 12 calendar months after the date that is 150 days after the May 29, 2013 annual meeting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 43

3.	We note that in your earnings calls you discuss and quantify average revenue per customer (“ARPU”) and average contract value (“ACV”). Please tell us what consideration was given to disclosing these metrics in MD&A. In this regard, we also note that “average contract value of subscription revenue” is used in your determination of “subscription dollar retention rate,” however you have not quantified this metric or disclosed this metric on a per customer basis. Refer to Section III.B.1 of SEC Release 33-8350.

5 Wall Street Burlington, MA 01803  |  www.demandware.com  |  T: +1 888 553 9216  |  F: 781 425 1500

Response:	The Company respectfully confirms to the Staff that it carefully reviewed Release No. 33-8350 in determining which metrics to include in the Company’s management discussion and analysis of financial condition and results of operations (“MD&A”) in its Form 10-K for the year ended December 31, 2013.

The Company does not use average revenue per customer (“ARPU”) as a key metric to manage its business, nor does the Company view this metric as material information that promotes an understanding of the operating performance of the Company. The Company does provide in its 10-K both the number of customers live on the Company’s platform at the end of the year and the Company’s total subscription revenue. The Company provides supplemental ARPU information in its earnings calls for the convenience of analysts to help them build their own financial models, but the Company does not believe this metric is material to an understanding of the Company’s performance.

The Company also does not use average contract value (“ACV”) as a key metric to manage its business, nor does the Company view this metric as material information that promotes an understanding of the operating performance of the Company. ACV only includes the minimum commitment of a customer’s contract and does not reflect overage fees, which are an important component of revenue recognized during a given future period. The split between the committed minimum and overage fees varies on a contract by contract basis and can vary widely; therefore, ACV does not necessarily indicate the likely actual total value of any contracts. While the Company provides approximate ACV information on its earnings calls primarily for the convenience of analysts to help them build their own financial models, it believes that a quantification of this metric would not be material to an understanding of its performance. The Company does provide its subscription dollar retention rate as a key metric to convey in a quantitative format information regarding the Company’s ability to retain customers and the Company’s customers’ ability to expand their digital commerce revenue growth on the Company’s platform as these are both indicators of the stability of the Company’s revenue base.

For all of the foregoing reasons, the Company respectfully submits that it is not necessary to provide ARPU and ACV in its MD&A. The Company will continue to evaluate on an ongoing basis any changes to its business that would require changes to the metrics that it reports in MD&A.

5 Wall Street Burlington, MA 01803  |  www.demandware.com  |  T: +1 888 553 9216  |  F: 781 425 1500

4.	We note your disclosure of contract backlog. Please tell us how you considered disclosing the amount of backlog not reasonably expected to be filled within the current fiscal year as required by Item 101(c)(1)(viii) of Regulation S-K.

Response:	The Company notes that Item 101(c)(1) (viii) of Regulation S-K requires disclosures related to the dollar amount of backlog orders believed to be firm, together with an indication of the portion of that backlog which it does not reasonably expect to be filled within the current fiscal year. The Company’s contract backlog consists of total committed minimum subscription fees over the next six years plus deferred revenue, but does not include any anticipated overage fees. While our backlog is a directional indicator of potential future revenues of the Company, it is not a “firm” metric that can be accurately translated into predictable revenues for future periods. Because the Company’s revenue for any period is a function not only of committed subscription fees recognized during that period, but also overage fees during the period, revenue recognized from deferred revenue, contract renewals and new customer contracts, the portion of backlog expected to be filled in the current fiscal year is not necessarily indicative of future performance and could present a potentially misleading picture of the balance of the year. For all these reasons, the Company believes that additional backlog information should not be required to be presented in its Form 10-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

5.	We note your disclosure that implementation services that are delivered prior to the customer being able to use the platform do not have stand-alone value and are recognized over the longer of the life of the subscription or the expected life of the customer relationship. Please explain your basis for concluding that these services do not have standalone value and tell us how you considered ASC 605-25-25-5(a). In this regard, we note that you disclose that these services can be provided by the Company, third-party service providers or distributors.

Response:

The Company respectfully advises the Staff that it had considered ASC 605-25-25-5(a) and concluded that service arrangements, consisting of integration, application configuration and training, entered into prior to the Company’s customer’s use of its software as a service on-demand e-commerce platform do not have stand-alone value because such services are required by the customer to be performed before it can begin using the platform in its intended form and are therefore not optional purchases. Additionally, these implementation service arrangements do not have value to a customer on a standalone basis since these services

5 Wall Street Burlington, MA 01803  |  www.demandware.com  |  T: +1 888 553 9216  |  F: 781 425 1500

tie directly to the subscription of the Company’s software as a service on-demand offering. The services performed are not transferable nor could a customer resell the delivered services on a standalone basis without the subscription software since the implementation services are only useful in allowing the customer to use the subscription services; therefore, the services and the subscription software cannot be separated. Additionally, while third party vendors (service providers and distributors) sell these implementation services separately, the following details apply: (1) services sold by vendors are in conjunction with a customer’s purchase of the Company’s software as a service on-demand e-commerce platform from the Company; (2) these third party vendors are generally “certified” or authorized implementation specialists and therefore these services are generally not delivered “by any vendor”; (3) our authorized implementation specialists complete mandatory Demandware training courses to ensure that the implementation specialists understand the Company’s software as a service on-demand e-commerce platform as well as the standard methods of integrating and configuring customer’s applications and data, and (4) when a third-party vendor performs implementation services for the Company’s customers prior to their use of the Company’s platform, the Company is also generally contracted to perform a site readiness assessment to ensure the implementation services performed by the third-party vendor have been performed in accordance with the Company’s best practices.

Note 12. Income Taxes, page 83

6.	We note your disclosure on page 84 that you intend to reinvest the earnings of your non-U.S subsidiaries. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested and tell us how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2.

Response:	The Company respectfully advises the Staff that the Company had considered its disclosure obligations under ASC 740-30-50-2. The Company’s unremitted foreign earnings balance at December 31, 2013 was $3.0 million. The Company’s unremitted earnings approximated the cash on hand at its foreign subsidiaries as of December 31, 2013. The Company did not provide quantitative disclosure on the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested in the Company’s Annual Report on Form 10-K because the amount was not significant. Further, the amount of tax that may become payable upon repatriation is de minimis given the lack of foreign earnings and profits and the fact that the Company has $94.8 million in net operating losses available to offset any foreign earnings repatriation. In the event this amount becomes material in the future, the Company will include appropriate disclosure accordingly.

5 Wall Street Burlington, MA 01803  |  www.demandware.com  |  T: +1 888 553 9216  |  F: 781 425 1500

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, the Company would be glad to have a telephone conference call at your convenience. Please contact me at (781) 425-1215 to arrange such a call.

Sincerely,

/s/ Timothy M. Adams

Timothy M. Adams

EVP & Chief Financial Officer

Demandware, Inc.

cc:        David Edgar

             Staff Accountant

5 Wall Street Burlington, MA 01803  |  www.demandware.com  |  T: +1 888 553 9216  |  F: 781 425 1500

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